650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 22, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:	Tom Jones
Russell Mancuso

Re:	AXT, Inc.
Registration Statement on Form S-3
Filed July 27, 2011
File No. 333-175820

Ladies and Gentlemen:

On behalf of AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 18, 2011, relating to the Company’s Registration Statement on Form S-3 (File No. 333-175820) filed with the Commission on July 27, 2011.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement.  For the convenience of the Staff, we are enclosing herewith marked copies of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized bold type, and have followed each comment with the Company’s response thereto.

Fee Table

1.             Please revise your language regarding the “anti-dilution provisions of . . . such securities” to reflect the language of Rule 416.

The Company respectfully acknowledges the Staff’s comment and has revised the language in the fee table accordingly.

AUSTIN GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Incorporation of Certain Information by Reference, page 33

2.             Please note that Item 12(a)(2) of Form S-3 requires you to incorporate by reference specifically all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K that you incorporate by reference.  Please tell us why you have not incorporated by reference into this registration statement the Form 8-K that you filed on January 3, 2011.  Also, please update this section.

The Company respectfully advises the Staff that the Form 8-K filed on January 3, 2011 should be incorporated by reference into the Registration Statement.  The Company has made this change in Amendment No. 1 to the Registration Statement.

* * * * *

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Donna M. Petkanics or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Glenn J. Luinenburg

Glenn J. Luinenburg

Enclosures

cc (w/encl.):	Morris Young
Raymond Low
AXT, Inc.

Donna M. Petkanics
Wilson Sonsini Goodrich & Rosati, P.C.